WELLS FARGO FINANCIAL, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Exhibit (12)

	Six
	Months
	Ended
	June 30,
	2001	Years Ended December 31,

		(Thousands of Dollars)

		2000	1999	1998	1997	1996

Net income	$129,581	$241,054	$265,361	$238,604	$269,450	$276,331

Add:

Fixed charges:

Interest including amortization of debt expense	368,689	639,444	520,063	485,784	401,736	372,859

One-third of rentals*	6,558	12,844	13,974	13,406	12,107	10,748

Total fixed charges	375,247	652,288	534,037	499,190	413,843	383,607

Provision for income taxes	77,397	138,834	149,190	121,668	144,082	148,096

Total net earnings, fixed charges and income taxes - “Earnings”	$582,225	$1,032,176	$948,588	$859,462	$827,375	$808,034

Ratio of earnings to fixed charges	1.55	1.58	1.78	1.72	2.00	2.11

*One-third of rentals is deemed representative of the interest factor.